UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

BARNES & NOBLE EDUCATION, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

06777U101

(CUSIP Number)

James V. Barnes

Terry J. Barnes

14 Sologne Circle

Little Rock, Arkansas 72223

(501) 940-0659

H. Watt Gregory, III

Kutak Rock LLP

124 West Capitol Avenue, Suite 2000

Little Rock, Arkansas 72201

(501) 975-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 19, 2020

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.      06777U101

1	NAME OF REPORTING PERSONS James V. Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,091,884(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,091,884(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,091,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.40%(2)
14	TYPE OF REPORTING PERSON IN

(1) Includes (i) 2,938,384 shares that are held jointly with Terry J. Barnes, Mr. Barnes’s spouse, as to which Mr. and Mrs. Barnes have shared voting and dispositive power, (ii) 143,500 shares held in trust as to which Mr. Barnes serves as co-trustee with shared voting and dispositive power over such shares, and (iii) 10,000 shares held in trust for the benefit of Mr. and Mrs. Barnes’s son, as to which Mr. Barnes serves as co-trustee with shared voting and dispositive power over such shares.

(2) Calculated based on 48,297,554 issued and outstanding shares of Barnes & Noble Education, Inc.’s (the “Issuer’s”) common stock, par value $0.01 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 3, 2020.

CUSIP No.      06777U101

1	NAME OF REPORTING PERSONS Terry J. Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,091,884 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,091,884 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,091,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.40%(2)
14	TYPE OF REPORTING PERSON IN

(1) Includes (i) 2,938,384 shares that are held jointly with Mr. Barnes, as to which Mr. and Mrs. Barnes have shared voting and dispositive power, (ii) 143,500 shares held in trust as to which Mrs. Barnes serves as co-trustee with shared voting and dispositive power over such shares, and (iii) 10,000 shares held in trust for the benefit of Mr. and Mrs. Barnes’s son, as to which Mrs. Barnes serves as co-trustee with shared voting and dispositive power over such shares.

(2) Calculated based on 48,297,554 issued and outstanding shares of the Issuer’s common stock, par value $0.01 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on March 3, 2020.

SCHEDULE 13D/A

Explanatory Note: This Amendment No. 1 amends, as described below, the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2019 (the “Original Schedule 13D”) by James V. Barnes and Terry J. Barnes. All terms not defined herein shall have the meanings set forth in the Original Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

There have been no material changes to the information last reported in Item 1 of the Original Schedule 13D with respect to the Company or the Common Stock.

ITEM 2. IDENTITY AND BACKGROUND.

There have been no material changes to the information last reported in Item 2 of the Original Schedule 13D with respect to the identity and background of the reporting persons.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

There have been no material changes to the information last reported in Item 3 of the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

“Item 4. Purpose of the Transaction” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired all of the shares of Common Stock reported in this Statement over time through open market purchases or pursuant to the exercise of put options by the counterparties thereto. Between the date of filing of the Original Schedule 13D and the date of this Amendment No. 1, the Reporting Persons acquired 25,200 shares pursuant to the exercise of put option contracts sold by the Reporting Persons and 651,494 shares pursuant to open market purchases.

As of the date of this Amendment No. 1, the Reporting Persons are short 3,983 put option contracts expiring in 2020 with exercise prices ranging between $2.50 and $5.00 per share, and will be required to purchase additional shares of Common Stock pursuant to such options if exercised by the counterparties thereto.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors of the Issuer (the “Board”), other stockholders of the Issuer and other relevant parties with respect to the Reporting Persons’ investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer.

Except as set forth above, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by its Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock and/or otherwise changing their intentions with respect to any and all matters referred to in this Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

“Item 5. Interest in Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date of this Amendment No. 1, the Reporting Persons beneficially owned 3,091,884 shares of Common Stock, which represents 6.40% of the outstanding Common Stock.

(b) The Reporting Persons have shared voting and dispositive power over all shares of Common Stock beneficially owned by the Reporting Persons. Neither of the Reporting Persons have sole voting or dispositive power with respect to any of the shares of Common Stock beneficially owned by the Reporting Persons.

(c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last sixty days are as follows:

Transaction Date	Shares Acquired	Price Per Share ($)	Manner Effected
3/20/20	10,000	$1.46	Open market purchase
3/20/20	4,000	$1.46	Open market purchase
3/20/20	9,000	$1.48	Open market purchase
3/20/20	4,000	$1.44	Open market purchase
3/20/20	10,000	$1.41	Open market purchase
3/20/20	9,000	$1.40	Open market purchase
3/20/20	5,000	$1.47	Open market purchase
3/20/20	4,346	$1.42	Open market purchase
3/20/20	6,500	$1.54	Open market purchase
3/20/20	5,900	$1.58	Open market purchase
3/20/20	2,700	$2.50	*
3/20/20	5,000	$1.61	Open market purchase
3/20/20	6,000	$1.51	Open market purchase
3/20/20	3,000	$1.50	Open market purchase
3/20/20	6,000	$1.49	Open market purchase
3/19/20	5,000	$1.53	Open market purchase
3/19/20	9,000	$1.50	Open market purchase
3/19/20	2,500	$1.52	Open market purchase
3/19/20	7,438	$1.54	Open market purchase
3/19/20	6,500	$1.53	Open market purchase
3/19/20	15,000	$1.55	Open market purchase
3/19/20	21,100	$5.00	*
3/19/20	800	$2.50	*
3/19/20	600	$5.00	*
3/18/20	4,000	$1.68	Open market purchase
3/18/20	4,000	$1.66	Open market purchase
3/18/20	4,000	$1.57	Open market purchase
3/18/20	9,000	$1.51	Open market purchase
3/18/20	4,000	$1.56	Open market purchase
3/18/20	8,000	$1.61	Open market purchase
3/18/20	6,000	$1.63	Open market purchase
3/17/20	4,000	$1.51	Open market purchase
3/17/20	6,000	$1.59	Open market purchase
3/17/20	5,000	$1.54	Open market purchase
3/17/20	6,000	$1.73	Open market purchase
3/16/20	6,010	$1.86	Open market purchase
3/16/20	6,000	$1.77	Open market purchase
3/16/20	4,000	$1.91	Open market purchase
3/16/20	6,000	$1.96	Open market purchase
3/16/20	4,782	$1.95	Open market purchase
3/16/20	5,000	$1.61	Open market purchase
3/16/20	6,000	$1.61	Open market purchase
3/16/20	5,000	$1.67	Open market purchase
3/16/20	4,000	$1.63	Open market purchase

Transaction Date	Shares Acquired	Price Per Share ($)	Manner Effected
3/16/20	8,000	$1.70	Open market purchase
3/13/20	4,444	$2.39	Open market purchase
3/13/20	3,768	$2.50	Open market purchase
3/13/20	6,352	$2.22	Open market purchase
3/13/20	8,888	$2.27	Open market purchase
3/12/20	7,556	$2.59	Open market purchase
3/12/20	7,000	$2.60	Open market purchase
3/12/20	524	$2.51	Open market purchase
3/12/20	232	$2.50	Open market purchase
3/11/20	6,000	$2.83	Open market purchase
3/11/20	7,000	$2.81	Open market purchase
3/11/20	6,695	$2.90	Open market purchase
3/11/20	6,305	$2.77	Open market purchase
3/11/20	1,968	$2.75	Open market purchase
3/11/20	3,476	$2.74	Open market purchase
3/11/20	9,000	$2.75	Open market purchase
3/9/20	8,695	$3.12	Open market purchase
3/9/20	8,000	$3.11	Open market purchase
3/9/20	6,000	$3.05	Open market purchase
3/3/20	705	$3.05	Open market purchase
3/3/20	18,000	$3.35	Open market purchase
3/2/20	9,000	$3.11	Open market purchase
3/2/20	5,199	$3.23	Open market purchase
3/2/20	6,000	$3.14	Open market purchase
3/2/20	600	$3.05	Open market purchase
3/2/20	9,000	$3.14	Open market purchase
2/27/20	8,549	$3.39	Open market purchase
2/21/20	5,000	$4.16	Open market purchase
2/18/20	801	$3.67	Open market purchase
2/4/20	451	$3.26	Open market purchase
2/3/20	7,430	$3.34	Open market purchase
1/30/20	8,000	$3.20	Open market purchase
1/30/20	270	$3.39	Open market purchase
1/30/20	2,300	$3.21	Open market purchase
1/29/20	6,308	$3.51	Open market purchase
1/29/20	8,000	$3.28	Open market purchase
1/27/20	5,000	$3.56	Open market purchase
1/23/20	4,990	$3.66	Open market purchase

* Shares of Common Stock were acquired by the Reporting Persons upon exercise of put options by the counterparties thereto.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There have been no material changes to the information last reported in Item 6 of the Original Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

There have been no material changes to the information last reported in Item 7 of the Original Schedule 13D, except that the Agreement as to Joint Filing dated as of October 28, 2019, filed as Exhibit A to the Original Schedule 13D is hereby incorporated by reference from the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2020

/s/ James V. Barnes
James V. Barnes

/s/ Terry J. Barnes
Terry J. Barnes